UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 19, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BioSante Pharmaceuticals, Inc.
File No. 333-87542 - CF#26547

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BioSante Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.20 to a Form SB-2 registration statement filed on May 3, 2002, as amended. Exhibit 10.20 was re-filed with fewer redactions as Exhibit 10.31 to the Form 10-K filed on March 16, 2011.

Based on representations by **BioSante Pharmaceuticals, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

> Exhibit 10.20   through March 31, 2015
> *(as re-filed with fewer redactions as Exhibit 10.30 to*
> *the Form 10-K filed March 16, 2011)*

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Branch Chief